

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2011

Ms. Carol Yu
Co-President and Chief Financial Officer
Sohu.com Inc.
Level 12, Sohu.com Internet Plaza
No. 1 Unit Zhongguancun East Road, Haidian District
Beijing 100084
People's Republic of China

     Re: Sohu.com Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2009
              File No. 000-30961

Dear Ms. Yu:

     We have completed our review of the above referenced filings and have no further comments at this time on the specific issues raised.

                     Sincerely,

                     Craig D. Wilson
                     Senior Assistant Chief Accountant

cc: <u>Via Facsimile (617) 574-7568</u>
         Timothy B. Bancroft
         Goulston & Storrs, P.C.